SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CNPJ 02.558.132/0001-69 - NIRE 533 0000580 0

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.,
HELD ON JUNE 30, 2004.

1. DATE, TIME AND PLACE OF THE MEETING: Held on June 30, 2004, at 02:30 p.m., on SCS, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, in Brasília, Federal District.

2. CALLING: Call notice published, upon first calling, in the following newspapers: Gazeta Mercantil , pages A-12, A-14 and A-11; Jornal de Brasília , pages 11, 07 and 07 and Federal District's Official Gazette, pages 67, 20 and 28, on May 31, June 01 and June 02, 2004

3. ATTENDANCE: The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, thus representing a legal quorum for approval of the matters of the agenda, as per the registers and signatures found in the Shareholders´ Attendance Book no. 0057, page 25 (overleaf).

4. PRESIDING BOARD: The meeting was presided over by Mr. Evandro Luis Pippi Kruel, who invited Mrs. Adriana Pallis Romano to act as Secretary of the meeting. In compliance with article 164 of Law no. 6404/76, the attendance of the following people was also recorded in the minutes of the meeting: Mr. Norair Ferreira do Carmo, member of the Audit Committee of the Company, Mr. Antonio Carlos Haidamus Monteiro, as representative of the company's management, Mr. José Domingos do Prado, representative of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., Mr. Sérgio Almeida, representative of Ernst & Young Transaction Advisory Services, specialized independent audit companies, and by Mr. Antonio Carlos Haidamus Monteiro, representative of the companies the shares of which will be merged into the Company.

5. RESOLUTIONS: The shareholders have considered the matters of the agenda and have made the following resolutions, with due regard to the abstentions provided by law:

(a) to approve, by majority of votes of the attendees and without restrictions, pursuant to the Management's proposal, the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification entered into on June 14, 2004 (hereinafter simply referred to as "Protocol of Merger of Shares") by the directors and officers of the Company, and of the following companies: Telegoiás S.A. ("Telegoiás"), Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre") and Teleron Celular S.A. ("Teleron") (collectively referred to as "TCO Operators", which provides for the terms and conditions for the merger of all the shares of the TCO Operators into the company and their conversion into wholly-owned subsidiaries of the company, about which matter the Audit Committee and the Board of Directors of the Company have issued their favorable opinion, attached hereto as Annex I.

(b) to confirm, by unanimous vote of the attendees and without restrictions, the appointment, made by the Company's Directors and Officers, of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., a specialized appraisal company, with head-office in the Capital of São Paulo State, at Rua Bela Cintra, 881, enrolled with the CRC under nº 2 SP 011609/O-8 and with the CNPJ under nº49.928.567/0001-11, herein represented by Mr. José Domingos do Prado, enrolled with the CRC under nº CRC 2SP011609/O-8, for preparing the Appraisal Reports for merger of all the shares of the TCO Operators into the Company, as well as the appointment of Ernst & Young Transaction Advisory Services, a specialized appraisal company, with head-office in the Capital of São Paulo State, at Av. Pres. Juscelino Kubitschek, 1830, Torre I, 8o andar, enrolled with the CNPJ under nº59.527,788/0001-31, herein represented by Mr. Sérgio Almeida, for preparing the calculations for establishing the ratio of exchange of shares of the TCO Operators for shares of the Company.

In face of the foregoing resolutions, the Chairman proposed and the attendees accepted that the meeting should be closed in order to allow the special meetings of shareholders of the TCO Operators, all of then called for this date, at 04:30 p.m., to resolve on this merger of shares, the shareholders being called to meet again on this date, at the time set for the special meetings of shareholders of the TCO Operators, for the purpose of continuing with this meeting and resolving on the other matters of the Agenda hereof. After the general meeting of shareholders of the Company was reopened on this date at 04:30 .m., with the same Chairman and Secretary and being attended by the same shareholders and representatives of the appraisal companies, representatives of the Audit Committee of the Company and representatives of the TCO Operators, the following resolutions have been made, after approval at the meetings of the TCO Operators of the merger of their shares into the Company:

(c) to approve, by unanimous vote of the attendees and without restrictions, the Appraisal Reports for the shares of the TCO Operators to be merged into the Company, evaluated based on their book value as of May 31, 2004 by Deloitte Touche Tohmatsu Auditores Independentes, a specialized company the appointment of which was confirmed by this meeting and which is attached hereto as Annex II, the merger having been effected in accordance with the provisions in article 252, §3 of the Corporations Act.

(d) to approve, by unanimous vote, the ratios of exchange of the shares issued by the TCO Operators to be merged and converted into wholly-owned subsidiaries, for new shares to be issued by the Company and to be directly assigned to the holders of the merged shares, which ratios are set in conformity with the criterion provided for in the Protocol of Merger of Shares approved at this meeting, which was based on the economic values of the Company and of the TCO Operators evaluated according to the same criteria, based on the discounted cash flow methodology, as of base date 03.31.2004, ascertained by Ernst & Young, an independent appraisal company the appointment of which made by the directors and officers of the Company was confirmed by the meeting. Under the terms provided for in the already approved Protocol of Merger of Shares, it has been informed that one whole share will be assigned to those shareholders of the TCO Operators entitled to one fractional share by virtue of the exchange.

The Chairman further explained that, in compliance with the provisions in article 264 of Law no. 6404/76 and, only for purposes of comparison of the exchange ratios resulting from the adoption of the economic value criterion selected by the companies in the Protocol with those resulting from the net worth at market prices criterion, the information concerning the ratios of exchange of shares calculated according to the net worth at market prices criterion on base date 03.31.2004, ascertained by KPMG Corporate Finance, was available to the shareholders.

The Chairman also reminded that, under the terms set forth in the Protocol, the shares to be assigned to the shareholders of the TCO Operators shall be entitled to the same rights as the currently outstanding common and preferred shares of the Company, of one sole class, provided that, in relation to dividends, the holders of the shares of the TCO Operators shall be entitled to full dividends of TCOPart relating to fiscal year 2004. The rights of the TCO Operators' shareholders in relation to interests on net equity and dividends for fiscal year 2003, it being certain that the holders of shares in the TCO Operators as of January 29, 2004 (in relation to interests on net equity), as well as the shareholders of Telemat as of March 22, those of Teleron as of March 23 and those of Teleacre on March 24 (in relation to complementary dividends), shall receive the amounts announced in the Notices to the Shareholders already published to this respect, in conformity with the resolutions of the general meetings of shareholders of the respective companies.

(e) to approve, by unanimous vote, (i) the increase in the capital stock of the Company arising out of the merger of TCO Operators' shares, which increase is in the amount of twenty-eight million, five hundred and fifty-four thousand, four hundred and twenty-five reais and forty-three cents (R$28,554,425.43), whereby the capital stock is increased to seven hundred and ninety-two million, nine hundred and sixty-five thousand, five hundred and eighty-one reais and sixty-three cents (R$792,965,581.63) and, (ii) as a result of the exchange ratio approved by the meeting, the issuance of 778,266,728 new common shares and 4,439,609,712 new preferred shares, subscribed under the terms of article 252, §2 of Law n° 6404/76 by the representatives of the TCO Operators, respectively, on account of the shareholders thereof, whereby the Company shall hold a total of 129,458,666,783 common shares and 257,206,308,185 preferred shares, and the directors and officers of the Company are hereby authorized to perform all the acts as may be necessary for formally recording the merger of the TCO Operators' shares into the Company, as herein approved, with public agencies and third parties in general.

In face of the increase of capital herein resolved and the consequent issuance of new shares, within the limit of the authorized capital, it has been resolved to amend article 5 of the Bylaws, which shall hereinafter read as follows:

"The subscribed and fully paid-up capital is seven hundred and ninety-two million, nine hundred and sixty-five thousand, five hundred and eighty-one reais and sixty-three cents (R$792,965,581.63), represented by one hundred and twenty-nine billion, four hundred and fifty-eight million, six hundred and sixty-six thousand, seven hundred and eighty-three (129,458,666,783) common shares and two hundred and fifty-seven billion, two hundred and six million, three hundred and eight thousand, one hundred and eighty-five (257,206,308,185) preferred shares, all of them of book-entry type, with no face value."

The shareholders of the Company became aware of the fact that the merger of all the shares of the TCO Operators into the Company was preceded by an analysis carried out by Ernst & Young Transaction Advisory Services, an independent company, under the terms of the provisions in article 31 of the Company's Bylaws, confirming that equitable treatment has been awarded to all the companies interested in the corporate restructuring, which analysis was previously made available to the shareholders of the companies involved in the restructuring process.

The Chairman further informed that under the terms of the provisions in article 137, items IV to VI and in article 252, § 1 of the Corporations Act, the shareholders of the Company dissenting from the resolutions approved herein shall be entitled to withdraw themselves from the Company upon reimbursement of the shares provenly held by them as of May 14, 2004, the date of the Relevant Fact that made the terms and conditions applicable to the transaction publicly known, at the value of the Company's net worth shown in the base balance sheet thereof prepared on 05.31.2004, of R$0.0045595 per share. The holders of preferred shares in TCOPart shall not be entitled to withdraw, once said shares are provided with market liquidity and dilution, as defined in article 137, II, letters a and b of Law no. 6404/76 and that the deadline and the eligibility conditions for the exercise of the referred right shall be timely disclosed through publication of a Notice to the Shareholders.

Finally, the Chairman caused it to be recorded in the minutes of the meeting that the merger of the shares subject matter of this meeting is the third and last stage of the corporate restructuring proposed by the management of the Company, as described in the Relevant Facts dated May 14, 2004 and June 15, 2004, the latter supplemented on June 17, 2004, provided that due regard shall be given in the future, as regards the capitalization of the special premium reserve and the use of the tax benefit, to the provisions in item 5.4 of the Protocol of Merger of Shares approved at this meeting.

6. CLOSING: The Chairman offered the floor to whom might wish to use it and, since nobody voiced his/her intention to do so, the Chairman declared the meeting to be closed, having caused these minutes to be drawn-up as a summary of the facts, as permitted in article 130, §1 of Law no. 6404/76. Following, the minutes were read and found to be in order, and signed by the attendees. Brasília, June 30, 2004 .

Evandro Luís Pippi Kruel Chairman	Adriana Pallis Romano Secretary

Telesp Celular Participações S.A.

By: Evandro Luís Pippi Kruel

Capital International Emerging Markets Fund

Emerging Markets Growth Fund Inc

Capital Guardian Emerging Equity Fund for Tax-Exempt Trusts

By: George Washington Tenório Marcelino

Norair Ferreira do Carmo

Representative of the Audit Committee

Sérgio Almeida

Representative of Ernst & Young

José Domingos do Prado

Representative of Deloitte Touche Tohmatsu Auditores Independentes

Antonio Carlos Haidamus Monteiro

Representative of the TCO Operators

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date:

July 05, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.